October 1, 2010
Via EDGAR
Ms. Mara Ransom
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Enexus Energy Corporation Withdrawal of Registration Statement on Form 10 (File No. 001-34060)
Dear Ms. Ransom:
     Entergy Corporation, on behalf of its wholly-owned subsidiary Enexus Energy Corporation (the “Company”), requests the immediate withdrawal of its Registration Statement on Form 10 (File No. 001-34060) initially filed on May 12, 2008, as subsequently amended, together with all exhibits thereto (the “Registration Statement”), as of the date first set forth above. The Company determined not to pursue the registration of the securities covered by the Registration Statement. No securities were sold pursuant to the Registration Statement.
     If you have any questions regarding this request for withdrawal, please do not hesitate to contact J.A. Glaccum, (202) 371-7247, or Derek B. Swanson, (202) 371-7313, of Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

Daniel Falstad
Associate General Counsel